EXHIBIT 12.1

Computation of Earnings to Fixed Charges- HomeBanc Corp.

	For the Nine Months Ended September 30,
	2005	2004
	(Dollars in thousands)
Fixed Charges
Interest expense	$121,549	$28,938
Rental expense interest	2,812	2,754

Total	$124,361	$31,692

Earnings
Pre-tax income	$(19,706)	$(47,703)
Income from equity investees	197	163
Fixed charges	(715)	(280)
Minority interest	124,361	31,692

Total	$104,137	$(16,128)

Ratio	0.84	(0.51)

Deficiency	$20,224	$47,820

Computation of Earnings to Fixed Charges- HomeBanc Mortgage Corporation

	For the Nine Months Ended September 30,
	2005	2004
	(Dollars in thousands)
Fixed Charges
Interest expense	$18,258	$15,796
Rental expense interest	2,812	2,754

Total	$21,070	$18,550

Earnings
Pre-tax income	$(62,033)	$(50,660)
Income from equity investees	197	163
Fixed charges	(715)	(280)
Minority interest	21,070	18,550

Total	$(41,481)	$(32,227)

Ratio	(1.97)	(1.74)

Deficiency	$62,551	$50,777